Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-222544

Free Writing Prospectus dated March 14, 2018

IPSCO Tubulars Inc.

IPSCO Tubulars Inc. (the “Company”) has filed a registration statement on Form S-1 (File no. 333-222544) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, relating to an initial public offering (the “Offering”) of the Company’s common stock, par value $0.01 per share.

On March 9, 2018, Michael Mathes of Agency France-Presse contacted and spoke with Mr. Peter “Piotr” Galitzine, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Reagan Kinser, General Manager of the Company’s northern facilities, and subsequently prepared and distributed an article (the “Article”) entitled “In steel country, a thumbs up to Trump’s tariffs” that included information regarding the Company and quoted certain statements made by Mr. Galitzine and Mr. Kinser. The Article was published by various news sources, including yahoo.com, straitstimes.com, dailymail.co.uk, france24.com, news.kuwaittimes.net and vietnambreakingnews.com. The full text of the Article is attached hereto as Annex A.

The Article was not prepared by or reviewed by the Company or any other Offering participant prior to publication. The publishers of the Article are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Article or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. Galitzine and Mr. Kinser or derived from the Company’s Registration Statement, the Article represented the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other Offering participant.

You should consider statements in the Article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Corrections and Clarifications

The Article contains certain factual omissions, inaccuracies and inconsistencies with the information contained in the Registration Statement. For purposes of correction and clarification, the Company notes the following:

•	The Article reports that the Company has 2,000 US-based employees. As of March 1, 2018, the Company employed 1,981 people, including 66 contractors, in the United States and Canada.

•	The Article reports that billets produced at the Company’s Koppel plant are turned into seamless pipe in the Company’s Ambridge facility. A certain portion of the billets produced at the Company’s Koppel plant are sold to third parties.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements within the meaning of the federal securities laws. Statements that do not relate to historical matters identify forward-looking statements. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict, and there can be no assurance that actual outcomes and results will not differ materially from those expected by the Company’s management. These forward-looking statements involve certain risks and uncertainties, including, among others, that the Company’s business plans may change as circumstances warrant and that the effects of the recently announced tariffs on imports of steel into the United States may not be as expected. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, please refer to the “Risk Factors” section of the prospectus included in the Registration Statement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from BofA Merrill Lynch by mail at Attention: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001 or from Morgan Stanley & Co. LLC by mail at Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated March 10, 2018

In steel country, a thumbs up to Trump’s tariffs

KOPPEL, PENNSYLVANIA (AFP)—US lawmakers, industry leaders and foreign governments have decried President Donald Trump’s tariffs on steel and aluminum imports.

But the controversial measures have been met with a far different reaction in and around Steel City.

Workers and companies in the Pittsburgh area, the industrial engine of western Pennsylvania that used to produce much of the world’s steel, said Friday (March 9) they were solidly behind the move.

Trump’s announcement is not a protectionist measure but a nod to America’s workers and a restoration of fairness that has been absent for decades, they argue.

“The steelworkers have never asked for special treatment, all we asked is for a level playing field,” Bobby “Mac” McAuliffe, who heads the United Steelworkers union District 10 in Pennsylvania, told AFP.

“And those countries that cheat should pay the price through the increase in tariffs.” The Pittsburgh-based union, which represents some 850,000 workers in North America, is a powerful voice in an industry that has been crippled by cheap imports.

Labor representatives of industry titans like US Steel lined up behind Trump in the Oval Office Thursday as he announced the tariffs, which drew immediate condemnation from congressional leaders in his own party as well as trade organisations that expressed concern over how the move would impact other industries, and potentially millions of workers.

For steel, it marked yet another step in what one executive called “an enormous comeback” for the industry.

“The overall effect is positive,” Piotr Galitzine, chief executive of TMK IPSCO, a global leader in producing oil and gas pipes, said in an interview.

For Russia-based parent company TMK, the tariffs hit in both directions.

“We stand to lose a little on the import side, but gain a lot more on the domestic side,” he said.

TMK-IPSCO operates 10 US facilities with 2,000 US-based employees, and “they’re delighted” with the tariffs, Galitzine said.

“It’s no secret a lot of blue collar voters voted for Trump on the strength of his promise to bring back jobs” after seeing manufacturing positions exported over the last 40 years, he added.

At the company’s Koppel plant, tons of scrap metal is melted down in an electric arc furnace that reaches temperatures above 3,000 degrees Fahrenheit (1,650 Celsius). It is turned into seamless pipe in a facility in nearby Ambridge.

Talk in Koppel was less about the political or trade ramifications of the tariffs—and the possible trade war that might erupt as a result—than the optimism for the local plant and the industry in general.

“We anticipate a very, very strong year this year,” general manager Reagan Kinser said.

Mike Sabat, president of local United Steelworkers union 9305 and a maintenance employee at Ambridge, said workers saw Trump’s move as “favourable” to the US industry.

“They feel it’s going to create jobs,” he said.

Not everyone agrees.

The president’s move will spark “swift and highly targeted” retaliation from abroad, with countervailing tariffs on US exports, said Christopher Plummer, president of Metal Strategies, a consulting firm that analyses the industry.

Prices will also rise on some goods that use aluminum, like cars and canned beer. “The question is whether it causes much pain,” Plummer said.

The steel industry overall has recovered to a healthy degree from the collapse of oil prices in 2014, Plummer noted.

But Pittsburgh, perfectly positioned near highly prized coal and metal sources and at the confluence of three rivers, has been shifting away from heavy industry for years, said Chris Briem, a regional economist at the University of Pittsburgh.

And metal works have moved on to more profitable locations and more flexible, economic and mobile technology.

In the 1950s, when Pittsburgh’s steel industry was the most competitive and biggest in the world, the region hosted more than 100,000 jobs in iron and steel mills.

That number has shriveled to just 5,000 today, as dramatic improvements in productivity and shifts in technology have changed the industry forever, according to Briem.

“You’re not going to rebuild heavy industry in western Pennsylvania, with the tariffs or without,” he said.

“There’s no steel mill here waiting to restart.”